Japanese-language Annual Securities Report for the fiscal year from April 1, 2017 through March 31, 2018, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 25, 2018, and which includes the following:

I.	Corporate information

A.	Corporate overview

1.	Five-year history of changes in major business indices

2.	History of the company

3.	Overview of business

4.	Associated companies

5.	Employee information

B.	Business

1.	Management policies, business environment and issues to be addressed

2.	Risk factors

3.	Discussion and analysis of financial condition, results of operation and cash flows

4.	Material contracts

5.	Research and development

C.	Capital assets

1.	Overview of capital expenditure

2.	Important capital assets

3.	Plans for new construction projects and disposition of facilities

D.	Company information

1.	Share information

a.	Total number of shares

b.	Stock acquisition rights

c.	Exercise of moving strike convertible bonds

d.	Number of shares outstanding, changes in capital stock

e.	Shareholder information

f.	Major shareholders

g.	Voting rights

2.	Share repurchases

3.	Dividend policy

4.	Changes in share price

5.	Directors and audit & supervisory board members

6.	Corporate governance

E.	Financial information

1.	Consolidated financial statements

a.	Audited consolidated financial statements

1)	Consolidated balance sheets

2)	Consolidated statements of income and consolidated statements of comprehensive income

3)	Consolidated statements of shareholders’ equity

4)	Consolidated statements of cash flows

5)	Significant accounting policies and notes to consolidated financial statements

6)	Supplementary statements

b.	Other

2.	Unconsolidated financial statements

a.	Audited unconsolidated financial statements

1)	Unconsolidated balance sheets

2)	Unconsolidated statements of income

3)	Unconsolidated statements of changes in net assets

4)	Significant accounting policies and notes to unconsolidated financial statements

5)	Supplementary statements

b.	Major assets and liabilities

c.	Other

F.	Share handling information

G.	Reference materials

1.	Parent company information

None

2.	Other information

II.	Information on guarantors

None

Auditors Reports